5 The North Colonnade London E14 4BB United Kingdom

BARCLAYS HAS CLAIMED CONFIDENTIAL

TREATMENT OF PORTIONS OF THIS LETTER IN

ACCORDANCE WITH 17 C.F.R. 200.83

April 27, 2012

VIA EDGAR

Ms. Amy M. Starr

Chief, Office of Capital Markets Trends

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Barclays Bank PLC
424 Prospectuses relating to Registration Statement on Form F-3ASR
Filed August 31, 2010
File No. 333-169119

Dear Ms. Starr:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”), dated April 12, 2012, regarding prospectuses filed pursuant to Rule 424 under the Registration Statement of Barclays Bank PLC (“Barclays”) on Form F-3ASR (File No. 333-169119).

Our responses to your comments are set out as an appendix to this letter. To facilitate the Staff’s review, Barclays has included in its responses the captions and comments in bold text and has provided Barclays responses immediately following each numbered comment. References in this letter, including the appendix, to “we” and “our” refer to Barclays Bank PLC.

In light of the Staff’s comments, Barclays may provide further disclosures in our filings under the Registration Statement that may differ from or supplement the corresponding disclosure in previous filings. Barclays continues to believe its prior filings are in compliance with applicable disclosure rules and regulations promulgated by the Commission. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were deficient or inaccurate.

We acknowledge that:

•	Barclays is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Barclays may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BARCLAYS HAS CLAIMED CONFIDENTIAL

TREATMENT OF PORTIONS OF THIS LETTER IN

ACCORDANCE WITH 17 C.F.R. 200.83

We trust that the information provided in this letter responds adequately to the comments you have raised. We would be pleased to provide any further information to the extent you would find this helpful.

In addition, in accordance with what we understand to be the Staff’s policy with respect to requests for confidential treatment of responses to the Staff’s comment letters, we are submitting two separate letters to the Staff’s comments. Concurrent with the submission to you of this letter, confidential treatment of portions of this letter is being requested under the Commission’s rules in accordance with 17 C.F.R. § 200.83. Accordingly, a separate version of this response letter containing confidential information of Barclays is being filed by email and not via EDGAR. This letter being submitted via EDGAR does not contain confidential information of Barclays and therefore is not submitted on a confidential basis.

Sincerely,

/s/ Kevin Burke

Kevin Burke
Managing Director

Head of Investor Solutions and Funds & Advisory Distribution

cc:	Christopher Lucas
Michael Crowl, Esq.
Shirin Emami, Esq.
(Barclays Bank PLC)

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Amy M. Starr Securities and Exchange Commission Appendix	BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Product Names

1. The staff in the Division of Corporation Finance has previously indicated that note titles using the term “principal protected” should also include balanced information about limitations to the principal protection feature. We believe this concern regarding potential confusion over the titles of securities may exist for note titles across various product categories. Issuers should evaluate the titles used for their different types of structured notes and should revise to clearly describe the product in a balanced manner and avoid titles that stress positive features without also identifying limiting or negative features.

We no longer use the term “principal protected” in the title of any of our notes.

Furthermore, as a matter of routine practice, we evaluate the titles of our notes to ensure that such titles do not stress positive features without also identifying limiting or negative features. We will continue to evaluate the titles of our notes in light of the Staff’s comment and will be mindful of the Staff’s comment when creating titles for future issuances of our notes.

Product Pricing and Value

2. We note that issuers of structured notes often include disclosure, including in risk factors, explaining that the value of the notes at issuance and/or the price that the affiliate would pay for the notes in the secondary market, assuming no change in market conditions, will be less than the public offering price. In order for investors to be able to understand the relationship of the note purchase price to its fair value (as estimated by the issuer or its affiliate) and potential secondary market prices, we believe issuers should consider prominently disclosing the difference between the public offering price of the note and the issuer or its affiliate’s estimate of the fair value of the note or discuss with us the reasons such disclosure should not be provided. Issuers also should consider identifying the specific amounts being paid from the note proceeds for costs and expenses. 1

We typically disclose that the value of our notes at issuance will be less than the public offering price, without providing a quantitative estimate of, or the source for, the differential. The disclosure typically includes a risk factor stating that “the original issue price of the [n]otes includes the agent’s commission and the cost of hedging our obligations under the [n]otes through one or more of our affiliates” or language of substantially similar effect.

We respectfully submit that ascertaining and, therefore, quantifying by way of disclosure the differences between the public offering price of a note and/or our affiliate’s secondary market pricing of the note in a comprehensive or accurate manner is not practicable, and any generic description of the differences would likely not provide a material benefit to investors. [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION]

[1]	[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION]

Amy M. Starr Securities and Exchange Commission Appendix	BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Our understanding that the pricing of the notes in the secondary market is subjective is further evidenced by our frequent observation that trades in the secondary markets of structured notes often reflect a divergence between the price of a note as reflected on the TRACE system and an issuer/affiliate’s proprietary model-based valuation of the notes. This divergence may be explained in part by factors such as the timing of the issuance of the note, supply and demand, whether the note bears a current coupon and whether the note offers a yield that is at a premium or discount to other notes in the market. Given the different assumptions, forces and factors that underlie this divergence, we do not believe that one can in a comprehensive and accurate manner ascertain and, therefore, quantify and disclose such differences for any given note. We believe that any broad and generic description or disclosure of such differences may not be useful to an investor and could potentially be confusing, particularly if an investor compares notes of one issuer against another issuer.

In light of the Staff’s suggestion to consider identifying specific amounts being paid from the note proceeds for costs and expenses, we will consider ways in which we can enhance our disclosure to give examples of costs and expenses that could be paid from the proceeds of the notes.

3. We have observed that some issuers of structured notes or their affiliates will, for a limited period of time immediately following an offering, use values on account statements or provide repurchase prices to customers at levels that temporarily exceed the issuer’s or affiliate’s own estimate of the fair value of the product. Further, we understand that after a given period of time such values and prices will be readjusted to better reflect the issuer’s or affiliate’s own estimate of the fair value of the product. If applicable, we ask that you disclose, including in risk factor disclosure as appropriate, your usage of different values and prices in this manner and explain the potential impacts on post-offering pricing, valuation, and trading.

We note the Staff’s comment, and, to the extent that we use values on account statements or provide repurchase prices to investors at levels that temporarily exceed our secondary market pricing of the note, we will consider ways in which we can enhance our disclosure to reflect this practice.

Use of Proceeds and Reasons for Offerings

4. Issuers often provide disclosure explaining that they will use the proceeds of a structured note offering for general corporate purposes and may use an unquantified portion for hedging transactions. Item 504 of Regulation S-K requires that issuers disclose the approximate amounts intended to be used for each purpose. If the issuer does not have specific plans for a significant portion of the proceeds of the offering, it should note the reasons for the offering.

The primary purpose of our structured notes offerings is to provide opportunities for investors to pursue certain investment objectives. We view structured notes offerings as an important service as they afford investors an opportunity to attempt to achieve, based on their view of the market, specific investment objectives, which may include gaining exposure to a reference asset or to an asset class that would otherwise be hard to access, portfolio diversification and, in some cases, protection on downside exposure to a reference asset, subject to our creditworthiness. Structured notes offerings are also employed by us to fund our treasury. As we disclose in our structured notes offering

Amy M. Starr Securities and Exchange Commission Appendix	BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

documentation, all or a portion of this funding may be used for general corporate purposes or to hedge our obligations under the structured notes offering.

For the reasons discussed below, we respectfully submit that it is usually not possible for us to arrive at a reasonable estimation at the time of a structured notes offering whether, and the extent to which, the proceeds that we receive from the offering will be applied to hedge our obligations under the notes. [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION]

In light of the foregoing, we believe that our existing disclosure is consistent with Item 4 of Form F-3, which relates to the disclosures of the use of proceeds of an offering, as we cannot accurately express or estimate the numerical or quantitative allocation of the proceeds of an offering at the time of pricing. We, therefore, in accordance with Item 4, disclose that the proceeds may be used for general corporate purposes and to hedge our obligations under the notes.

5. Please explain to us in your response letter with a view toward disclosure in your future Exchange Act reports, the purpose of your structured notes program generally, and the purposes of particular types of offerings or products. Explain to us how significant structured notes are to your overall plan of financing and liquidity position. Please tell us about any material trends or changes in your use of, or your experience with, structured notes in the past few years, including trends or changes in your reliance on structured notes as a liquidity source. Also tell us about trends or changes in note types and/or the referenced asset classes or referenced indices. Please include quantitative information about outstanding structured note obligations in recent periods.

For a description of the purpose of our structured notes program generally, please see the first paragraph of our response to comment number 4 above. Based on the Staff’s comments, we will consider whether any enhancements to our disclosure to convey that the primary reason of our structured notes offerings is to provide investors with an opportunity to pursue certain investment objectives and that our structured notes offerings are also employed by us to fund our treasury would provide any incremental benefit to investors.

The purpose of a particular note offering is typically likely to be driven by market demand for such notes, rather than our own liquidity or funding needs. The structures, tenor and underlying reference assets associated with our structured notes offerings are predominantly driven by prevailing market conditions and investor interest (typically based on feedback and reverse inquiries received from financial intermediaries). For example, we have observed in the recent past increased interest from certain investors who have exhibited an interest in pursuing investments that offer an enhanced yield in exchange for increased risk. These investors have shown a tendency to seek coupon paying structures in light of the current low interest rate environment. Conversely, we have also continued to see investors with a more conservative investment approach who have displayed interest in products offering a greater degree of principal protection (subject to issuer creditworthiness) in the wake of the financial crisis of 2008 and 2009.

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION]

Amy M. Starr Securities and Exchange Commission Appendix	BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Plan of Distribution

6. We have found that some issuers of structured notes disclose that their affiliates might change the price and selling terms if all notes are not sold at the public offering price disclosed on the cover page. Please explain to us with a view toward disclosure, the manner in which you conduct structured note offerings, including the forms of underwriting involved. Also please explain whether any notes are sold to broker-dealers, including your affiliates, and not immediately resold to investors or are resold to investors at differing prices. In this situation, please explain why there may be different prices and what type of investor may receive a “better” price. Please explain the process in detail.

As disclosed to investors in the “Plan of Distribution” section of our prospectus supplement, with certain limited exceptions, we ordinarily sell structured notes initially to our broker-dealer subsidiary, Barclays Capital Inc. (“BCI”) , as principal for its own account. Also as disclosed in this section, we may also distribute all or part of our notes issuances through other financial intermediaries such as broker-dealers. In the majority of cases, our structured notes are sold initially to BCI and then re-sold to non-affiliated third party intermediaries, which either purchase on behalf of customer accounts or purchase for re-sale to their customers.2 In connection with such sales to or through third party intermediaries, we enter into a master selected dealer agreement with the intermediary before such intermediary engages in any purchase of our notes. We have a standard master selected dealer agreement that we typically use. [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION]

Re-sale by non-affiliated intermediaries can be generally put into two broad categories: commission based and fee based. In a commission based distribution, the financial intermediary, such as a broker-dealer, generally charges an upfront commission for the purchase of the notes. Under such arrangement, there will be a reoffer disclosed in the pricing supplement for the note specifying the maximum amount of such commission. In a fee based distribution, the intermediary typically has discretionary authority over an investor account and, as such, charges a fee to its client. In such arrangement, the notes are re-sold with no reoffer or commission. However, the purchase price of the notes to the ultimate investor will in some cases reflect a customary clearing fee in connection with the execution of the trade paid to the clearing broker with whom the intermediary has a brokerage relationship.

In the event that the notes are distributed with a reoffer, the reoffer price can be either fixed or variable during the marketing period. The offering documentation for a particular offering specifies whether the price of the reoffer is fixed or variable, and if the reoffer price is fixed, the price is disclosed.

In the case of a variable price reoffer, which we make in certain cases in order to mitigate the effects of market fluctuations on the issue price of the notes, the market price of the notes can move within a set range described in the offering documentation. In addition to non-affiliated intermediaries, our affiliate BCI may sell notes in a variable price reoffer. Fluctuations in the reoffer price in a variable

[2]

Our affiliate, Barclays Wealth, a division of BCI, from time to time participates in the distribution of notes issued by Barclays Bank PLC. In addition, a relatively small percentage of our structured notes are sold directly through BCI, as agent, to end investors who in most cases are institutional investors.

Amy M. Starr Securities and Exchange Commission Appendix	BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

price reoffer are market driven. [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION]

Structured notes offered at a fixed price are generally intended to be sold to end investors at the price specified in the offering document for the particular structured note. In order to help ensure that financial intermediaries in our distribution channels comply with all applicable laws, regulations and requirements relating to the sale of securities at a fixed price, including FINRA Rule 5141, our standard master selected dealer agreement contains a provision generally prohibiting financial intermediaries in our distribution channels from offering securities to end investors at below the initial public offering price of the securities while the agreement is in effect.

7. Some issuers offer structured notes using a preliminary pricing supplement or term sheet that discloses a range for certain material terms (such as a capped maximum return), with the actual terms set within that range on a later pricing date. If you offer notes in this manner, explain to us with a view toward disclosure, how the size of the range is determined, how the actual terms are established, and when and how the actual terms are communicated to investors.

Barclays offers structured notes using a preliminary pricing supplement or term sheet that discloses a range for certain material terms (such as a maximum return) with the actual terms set on the pricing date. This is typically done in the context of notes with a marketing period. [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION]

It is Barclays’ understanding that any intermediaries purchasing our products would then, through their own customary means, communicate the final pricing terms to the intermediary’s customers that are purchasing the notes. In any event, and in all cases, Barclays prepares and files a final pricing supplement within two business days after the pricing date. The distributor or dealer agreement in place between BCI and an intermediary participating in the offering of our structured notes contains, among other things, an obligation by the intermediary to deliver the final prospectus to its customers purchasing the notes in accordance with Rule 173 under the Securities Act of 1933, as amended (the “Securities Act”).

Liquidity

8. While issuers generally disclose in risk factors or elsewhere that the issuer or its affiliates may, but are not obligated to, make a secondary market in the notes that they offer, the disclosure should provide investors with a better understanding of the potential liquidity or lack of liquidity of any secondary market . In this regard, please explain to us with a view toward disclosure, your practices and procedures with respect to providing liquidity in the notes you sell and how often you offer to buy back notes from investors prior to maturity, the price paid and how it is determined.

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION] We generally disclose that BCI or another affiliate of Barclays Bank PLC intends to offer to purchase notes in the secondary market but is not required to

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do so. [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION]

We typically include a risk factor in our offering documents addressing the limits of potential liquidity, which provides information about the nature of the secondary market and a warning that any secondary market, including to the extent provided by Barclays, may not provide enough liquidity for an investor to trade or sell its notes easily or at any particular price. In addition, we typically include a separate risk factor disclosing a list of economic and market factors that may affect the value of a particular note.

Issuer Credit Risk

9. While the note terms establish the amounts due and payable on the notes, payment is ultimately dependent on the creditworthiness of the issuer. It is important for investors to understand that structured notes are unsecured obligations of the issuer and any payment on the note is subject to issuer credit risk, with no ability to pursue any referenced asset for payment. As a result, we believe the risk that an investor is exposed to an issuer’s credit should be disclosed on the prospectus supplement cover page in a clear, consistent, and prominent manner.

Barclays’ general practice is to include a statement in bold or italicized type on the cover page of each pricing supplement relating to an offering of structured notes to the effect that any payment on the notes is subject to the creditworthiness of the issuer, Barclays Bank PLC, and is not guaranteed by any third party. This statement is often accompanied by a cross-reference to the risk factors in the pricing supplement, which contain additional disclosure regarding issuer credit risk. The pricing supplement cover page also typically discloses that “[t]he notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction”. Barclays will continue to review its offering disclosure to ensure that the risk of exposure to issuer credit will be clearly and prominently disclosed to investors on the cover page of each pricing supplement for future issuances.

Tax Consequences

10. Item 601(b)(8) of Regulation S-K requires the filing of a tax opinion when the tax consequences are material to investors and a representation as to tax consequences is set forth in the filing. Refer to Staff Legal Bulletin No. 19, which is available on our website, for additional details. Given the complexity and uncertainty surrounding the tax treatment of some types of structured notes, the tax consequences appear material to an informed investment decision. Please explain to us your approach to providing tax disclosures for the different types of notes you offer and how you determine whether such disclosures must be based on the opinion of counsel. If so, explain how these opinions are filed as required.

Each pricing supplement relating to our note offerings contains tax disclosure, which is always provided by outside counsel. For the majority of our SEC-registered notes, tax disclosure in the pricing supplements is based on the opinion of named outside tax counsel which is filed under Item

Amy M. Starr Securities and Exchange Commission Appendix	BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

601(b)(8) of Regulation S-K. For certain of our routine notes, [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION] tax disclosure with respect to that note, which is prepared and signed off by outside tax counsel and included in the pricing supplement, is based on a set of criteria and parameters agreed with outside counsel, which are updated on a regular basis. In these cases, there is no named counsel in the pricing supplement as giving an opinion with respect to such notes, and no opinion is filed under Item 601(b)(8).

Referenced Asset or Index Disclosure

11. It is our view that an issuer may not disclaim liability or responsibility for the information it discloses regarding the asset or index referenced by the note because such a disclaimer is inconsistent with the issuer’s disclosure obligations under the federal securities laws. Issuers may, however, state that they have not undertaken any independent review or due diligence of publicly available information regarding an unaffiliated referenced asset or index. Please revise your disclosure, as appropriate, to be consistent with this standard.

We note the Staff’s comment and will revise our disclosure for future offerings to the extent our current disclosure is inconsistent with the Staff’s comment. We will disclose to investors that we have not undertaken any independent review or due diligence of publicly available information regarding the reference asset of a non-affiliated entity, including an index sponsored by such non-affiliated entity.

12. Please tell us whether you have ever disclosed hypothetical historical price information, for example in the case of a new index that has no historical price information. If so, explain to us what information the presentation provided to investors and how it was presented in a balanced manner.

Barclays discloses hypothetical historical price information in offering materials in certain cases, as we believe that such information is useful to an investor, particularly in the context of a recently created index, where there is no or limited actual performance data. The hypothetical historical information in our pricing supplements is typically provided when such information can be constructed by applying a fully disclosed mathematical formula or algorithm to publicly available historical index component inputs.

[***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION] Finally, we would emphasize that historical performance information is only one part of the total package of information presented about an index, as we also provide extensive information about the index methodology and governance, the index components, the index sponsor, the index objectives and risks relating to the index.

Disclosure Format

13. We have found that disclosures in structured note offerings are usually made through combinations of base prospectuses, various underlying prospectus supplements, and preliminary and final pricing supplements. While current rules permit incorporation by reference, it is important that it not be difficult for investors to locate important information

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or updated information. Please explain to us what constitutes your disclosure packages for structured note offerings, including the different documents you use, what information is included in each document, and how you determine the information that will be included in the term sheet or descriptive prospectus supplement for these offerings.

The disclosure package for our structured note offerings typically includes our base prospectus, dated August 31, 2010, which describes our debt securities, warrants, preference shares and American depositary shares, the prospectus supplement for our structured notes, dated May 27, 2011, which describes our Global Medium-Term Notes, Series A and Universal Warrants, and a preliminary pricing supplement, filed under Rule 424(b)(2) of the Securities Act, or free writing prospectus term sheet, filed under Rule 433 of the Securities Act, which describes the specific terms of the notes being offered. In the case of structured notes that are linked to one or more indices that are described in our index supplement, dated May 31, 2011, the disclosure package also includes our index supplement, which provides information about certain index reference assets. In addition, certain of our structured notes are also offered using a product supplement that provides a general description of, among other things, the mechanics, risks and tax consequences of a particular category of structured notes.

Our base prospectus contains information that relates generally to the various types of securities that we offer off of our registration statement. With respect to debt securities, it provides information that applies to all holders of our debt securities, including, among other things, information pertaining to rights of holders, events of default and the settlement of securities. In addition, the base prospectus incorporates by reference our Securities Exchange Act of 1934, as amended (“Exchange Act”) reports, including our annual report on Form 20-F and certain current reports on Form 6-K to the extent those current reports state that they have been incorporated by reference into our registration statement on Form F-3 (File No. 333-145845).

The prospectus supplement includes information that relates generally to our structured note offerings. It contains disclosures that apply to all of our structured notes or to broad categories or classes thereof. These disclosures include, among other things, risk factors, tax disclosures and descriptions of the mechanics of the structured notes. In order to assist investors in locating important information in the prospectus supplement, disclosures in the prospectus supplement in many cases are categorized and sectioned to correspond to specific categories of structured notes. For example, risk factors that pertain to a specific reference asset class appear in a separate section in the prospectus supplement and under a different caption from risk factors that apply generally to all structured notes or to a different asset class. We update our prospectus supplement periodically to help ensure that the information contained therein is current. Similarly, we also update our index supplement and certain of our product supplements periodically. In addition to the periodic updates, if there is a material change that impacts our disclosure documents, we update all relevant documents promptly to reflect the change.

In connection with each structured notes offering, the base prospectus, prospectus supplement, index supplement, if applicable, and any applicable product supplement are supplemented by a free writing prospectus term sheet or preliminary pricing supplement. The free writing prospectus term sheet or preliminary pricing supplement for a particular structured notes offering is designed to disclose information that is specific to the relevant offering. The free writing prospectus term sheet or preliminary pricing supplement provides, among other things, the economic terms, risk information

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and tax disclosure that relate to the specific offering, as well as in many cases, hypothetical examples that illustrate potential payout scenarios under the particular terms of the offering as well as updated historical information relating to the particular reference asset. Our preliminary pricing supplements and free writing prospectuses also include cross references to disclosures contained in the base offering documents that are designed to help investors locate and identify relevant disclosures and provide active hyperlinks in the EDGAR version to the base prospectus, prospectus supplement, the index supplement, if applicable, and any applicable product supplement.

Exhibits

14. Each time an issuer conducts a structured note offering, it may need to file certain exhibits if it has not already done so. For example, distribution agreements and instruments defining the rights of note holders may be required exhibits. Please explain to us your approach to filing these and any other applicable exhibits.

Our approach for filing exhibits in connection with structured note offerings has been to determine whether the filing of a particular exhibit is required under Item 601 of Regulation S-K or any Securities Act Form or Exchange Act Form that is not included in the exhibit table set forth in Item 601. In making this determination, we are also mindful that Item 601(a)(1) of Regulation S-K allows us to incorporate by reference into our registration statement certain exhibits to the extent permitted by Rule 411(c) of the Securities Act or Rule 12b-32 of the Exchange Act.

With respect to distribution agreements, our approach, in accordance with Item 601(b)(1) of Regulation S-K, is that any agreement that is determined to be an underwriting contract or agreement with a principal underwriter pursuant to which securities being registered are to be distributed requires filing. A determination of whether or not an agreement is an underwriting agreement or contract is based on the definition of underwriter in Section 2(a)(11) of the Securities Act and Rule 141 under the Securities Act. In light of the definition of underwriter derived from Section 2(a)(11) and Rule 141 and the interpretation of “principal underwriter,” as described in SEC Compliance and Disclosure Interpretations, Regulation S-K, Question 141.01 (July 8, 2011), we do not file agreements with dealers or other intermediaries who are not in privity of contract with the issuer or whose interest is limited to a commission from an underwriter or dealer not in excess of the usual and customary distributors’ or sellers’ commission. If we determine that a filing is required under Item 601(b)(1), our approach ordinarily would be to file, in accordance with Item 601(b)(1), the agreement, and any amendments thereto that are required to be filed, as an exhibit to our shelf registration statement on Form F-3 or to a report on Form 6-K that is filed with the Commission and include a statement that such report shall be deemed to be incorporated by reference into our registration statement. We plan to review our existing agreements to ensure that all agreements that require filing have been filed with the SEC as required by the applicable securities laws.

Similarly, with respect to instruments defining the rights of a note holder, our approach has been to file as exhibits any such instruments to the extent filing is required by Item 601 or any form not included in the Item 601 exhibit table. In particular, in accordance with Item 601(d)(4), we have filed our Senior Debt Indenture, dated September 16, 2004, as an exhibit to our shelf registration statement (333-126811). In addition, we note that in accordance with the requirements of Item 601(d)(iii)(A) of Regulation S-K and Form 20-F, we have included a statement in our Form 20-F filings expressing our agreement to furnish the Commission upon its request a copy of any

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instrument defining the rights of holders of our long-term debt or the long-term debt of any of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the Commission. In addition, on the settlement date of each structured note, we file on Form 6-K opinions of counsel with respect to the legality of each such structured note under New York and English law, as required by Item 601(b)(5)(i) of Regulation S-K. Each such Form 6-K includes a statement that the report included therein shall be deemed to be incorporated into our registration statement.